Vibe Ventures Inc.
Room 1707, 17th Floor CTS Center
219 Zhong Shan Wu Road
Guangzhou, PR China

United States Securities and Exchange Commission
Washington, DC 205494
Attention: Mark P. Shuman
Legal Branch Chief

RE:	Vibe Ventures Inc. Amendment No. 11 to Registration Statement on Form S-1 Filed April 29, 2014 File No. 333-164081

July 18, 2014

Dear Mr. Shuman,

We have received the comment letter from the SEC dated May 16, 2014 and we have responded and amended the Registration Form.

General

1. A risk factor has now been included to highlights the the uncertainty of our eligibility to conduct operations in China and its effects on the company and its investors should we be unable to legally conduct business in China.

2. A disclosure required Item 304 of Regulation S-K has now been included. In addition, Exhibit 16.1 - a letter from our former accountant Kenne Ruan, CPA, LLC, has now been included in the filing.

Experts, page 36

3.  The disclosure has been revised to indicate that the financial statements as of October 31, 2013 have been audited and the financial statements as of February 28, 2014 have been reviewed by David L. Hillary, Jr., CPA.

Available Information, page 37

4.  This was a typographic error and we have revised the word “prepared” to “audited”. As Kenne Ruan is no longer our certified public accountant the statement now refers to Hillary CPA Group, LLC.

Financial Statements for the Year Ended October 31, 2012, page 45

5. This prior period adjustment arose as there was an error in accruing certain professional fees relating to a prior period when in fact those fees were waived by the service provider. The fees were waived as a result of the Company renegotiating new fee structure with the service provider. This was an oversight that existed at the time the financial statements were prepared by the Company.

Financial Statements for the Year Ended October 31, 2013, page 70

6. We have adjusted the financial statements for the year ended October 31, 2013 to show the draw down on the equity line of credit. We do not show a cash balance on our financial statements as we do not possess any cash. The Company must request an advance when it requires cash to settle company expenses which is a draw on the line of credit and is then recorded as a liability

Notes to the Financial Statements, page 74

7.  A Subsequent Events note has now been added to the year ended October 31, 2013 and February 28, 2014 financial statements.

Note 6: Related Party Transactions, page 83

8. The equity line of credit extended to the Company by Catalyst Capital Group Inc. is a source of funds that is tapped at the Company’s discretion. Interest is accrued only on money that is actually withdrawn. The line of credit will be secured by shares of the Company.

The line of credit is not a related party transaction. That is incorrect after our review of the relationships. We will rectify that disclosure accordingly.

Catalyst Capital agreed to waive the initial interest and did not require any initial equity contribution as the Company and Catalyst mutually and verbally agreed that it was in the best interest of the Company’s future to get the S-1 registration effective before burdening and or adding more liabilities onto the Company with interest charges and emcumbrance of shares of the Company.

Signature, page 86

9. Accurate dates now accompany all signatures.

Exhibit 23

10. A current consent from Kenne Ruan, CPA, P.C. is now included in this amendment and will be included in future filings.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please forward all correspondence to vibeventuresinc@gmail.com.

Yours truly,

/s/ Hong Mei Ma
Hong Mei Ma
Chief Executive Officer